SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------
                                 Amendment No. 1
                                       to
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                              SHELTER PROPERTIES II
                            (Name of Subject Company)

  MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, MPF Senior Note Program I, LP, MPF Income Fund 22, LLC, MPF Flagship Fund 12, LLC, MPF DeWaay Fund 5, LLC, MacKenzie Patterson Special Fund 6, LLC, MacKenzie Special Fund 6-A, LLC, MPF Blue Ridge Fund I, LLC, MPF Blue Ridge Fund II, LLC, MPF Special Fund 8, LLC, MP Income Fund 16, LLC, MP Falcon Fund, LLC, MPF Acquisition Co. 3, LLC, MacKenzie Patterson Special Fund 5, LLC, MacKenzie Patterson Special Fund 7, LLC, MPF DeWaay Premier Fund 3, LLC, MPF Flagship Fund 11, LLC;
                  and MacKenzie Patterson Fuller, LP
                                    (Bidders)
                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                  Copy to:
Christine Simpson                                 Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                    MacKenzie Patterson Fuller, LP
1640 School Street                                1640 School Street
Moraga, California  94556                         Moraga, California  94556
(925) 631-9100 ext.224                            (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                      Transaction                         Amount of
                      Valuation*                         Filing Fee
                     -----------                         ----------
                     $3,297,000                           $101.22

* For purposes of calculating the filing fee only. Assumes the purchase of 5,495 Units at a purchase price equal to $600 per Unit in cash.



[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $101.22
         Form or Registration Number: SC TO-T
         Filing Party: MacKenzie Patterson Fuller, LP
         Date Filed: April 13, 2007

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[_] issuer tender offer subject to Rule 13e-4.
[_] going private transaction subject to Rule 13e-3
[_] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

The Schedule TO filed as of April 13, 2007 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, MPF Senior Note Program I, LP, MPF Income Fund 22, LLC, MPF Flagship Fund 12, LLC, MPF DeWaay Fund 5, LLC, MacKenzie Patterson Special Fund 6, LLC, MacKenzie Special Fund 6-A, LLC, MPF Blue Ridge Fund I, LLC, MPF Blue Ridge Fund II, LLC, MPF Special Fund 8, LLC, MP Income Fund 16, LLC, MP Falcon Fund, LLC, MPF Acquisition Co. 3, LLC, MacKenzie Patterson Special Fund 5, LLC, MacKenzie Patterson Special Fund 7, LLC, MPF DeWaay Premier Fund 3, LLC, MPF Flagship Fund 11, LLC (collectively the "Purchasers") to purchase up to 5,495 Units of limited partnership interest (the "Units") in Shelter Properties II (the "Partnership"), the subject company, at a purchase price equal to $600 per Unit, less the amount of any distributions declared or made with respect to the Units between April 16, 2007 (the "Offer Date") and May 16, 2007 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 16, 2007 (the "Offer to Purchase") and the related Letter of Transmittal.

The Schedule TO was originally filed on April 13, 2007 erroneously by our EDGAR filer. The Offer begins on April 16, 2007. No materials were disseminated prior to April 16, 2007 other than on EDGAR. The Schedule is being amended solely to add Exhibit (a)(4) and clarify the beginning of the Offer.

Item 12. Exhibits.
         --------

(a)(1) Offer to Purchase dated April 16, 2007*

(a)(2) Letter of Transmittal*

(a)(3) Form of Letter to Unit holders dated April 16, 2007*

(a)(4) Notice of Withdrawal from AIMCO Properties, LP tender offer

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on April 13, 2006.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 16, 2007

MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, MPF Senior Note Program I, LP, MPF Income Fund 22, LLC, MPF Flagship Fund 12, LLC, MPF DeWaay Fund 5, LLC, MacKenzie Patterson Special Fund 6, LLC, MacKenzie Special Fund 6-A, LLC, MPF Blue Ridge Fund I, LLC, MPF Blue Ridge Fund II, LLC, MPF Special Fund 8, LLC, MP Income Fund 16, LLC, MP Falcon Fund, LLC, MPF Acquisition Co. 3, LLC, MacKenzie Patterson Special Fund 5, LLC, MacKenzie Patterson Special Fund 7, LLC, MPF DeWaay Premier Fund 3, LLC, MPF Flagship Fund 11, LLC

By:      /s/ Chip Patterson
         -------------------
         Chip Patterson, Senior Vice President of Manager or
         General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:      /s/ Chip Patterson
         ---------------------
         Chip Patterson, Senior Vice President

                                  EXHIBIT INDEX


Exhibit  Description
------   -----------

(a)(1) Offer to Purchase dated April 16, 2007*

(a)(2) Letter of Transmittal*

(a)(3) Form of Letter to Unit holders dated April 16, 2007*

(a)(4) Notice of Withdrawal from AIMCO Properties, LP tender offer

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on April 13, 2006.